UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2015

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY TANKERS LTD.

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2015

TEEKAY TANKERS LTD.

MARCH 31, 2015

PART I – FINANCIAL INFORMATION

ITEM 1 – FINANCIAL STATEMENTS

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended March 31, 2015 $	Three Months Ended March 31, 2014 $
REVENUES
Time charter revenues (note 9a)	10,517	21,482
Net pool revenues (note 9a)	80,509	30,163
Voyage charter revenues	7,528	996
Interest income from investment in term loans	—	9,118
Other revenues (note 12)	5,324	—

Total revenues	103,878	61,759

Voyage expenses (note 9a)	(3,834)	(1,439)
Vessel operating expenses (note 9a)	(22,441)	(22,794)
Time-charter hire expense	(15,003)	(1,052)
Depreciation and amortization	(13,672)	(12,502)
General and administrative (note 9a)	(3,300)	(3,192)
Restructuring charge (note 12)	(5,324)	—

Income from operations	40,304	20,780

Interest expense	(2,365)	(2,347)
Interest income	31	138
Realized and unrealized (loss) gain on derivative instruments (note 5)	(1,587)	1,644
Equity income (note 3)	2,582	2,594
Other income	20	3,623

Net income	38,985	26,432

Per common share amounts (note 10)
- Basic earnings attributable to shareholders of Teekay Tankers	0.34	0.32
- Diluted earnings attributable to shareholders of Teekay Tankers	0.34	0.31
- Cash dividends declared	0.03	0.03

Weighted-average number of Class A and Class B common shares outstanding (note 10)

- Basic	115,044,039	83,617,408
- Diluted	115,633,035	83,973,172

Related party transactions (note 9)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at March 31, 2015 $	As at December 31, 2014 $
ASSETS
Current
Cash and cash equivalents	40,513	162,797
Pool receivable from affiliates, net (note 9b)	36,774	35,254
Accounts receivable	9,833	4,178
Due from affiliates (note 9b)	44,059	42,502
Prepaid expenses	18,030	8,883

Total current assets	149,209	253,614

Vessels and equipment
At cost, less accumulated depreciation of $315.2 million (2014 - $301.6 million)	1,047,231	828,291
Investment in and advances to equity accounted investments (note 3)	75,979	73,397
Derivative asset (note 5)	4,617	4,657
Other non-current assets	2,428	5,400

Total assets	1,279,464	1,165,359

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable	3,637	1,899
Accrued liabilities	20,761	17,565
Current portion of long-term debt (note 4)	147,004	41,959
Current portion of derivative instruments (note 5)	6,251	7,263
Deferred revenue	1,095	637
Due to affiliates (note 9b)	14,863	10,395

Total current liabilities	193,611	79,718

Long-term debt (note 4)	564,912	614,104
Derivative instruments (note 5)	11,055	10,962
Other long-term liabilities (note 6)	4,862	4,852

Total liabilities	774,440	709,636

Commitments and contingencies (note 3, 4 and 5)

Shareholders’ Equity
Common share and additional paid-in capital (300 million shares authorized, 98.5 million Class A and 16.7 million Class B shares issued and outstanding as of March 31, 2015 and 95.3 million Class A and 16.7 million Class B shares issued and outstanding as of December 31, 2014) (note 8)	816,657	802,650
Accumulated deficit	(311,633)	(346,927)

Total shareholders’ equity	505,024	455,723

Total liabilities and shareholders’ equity	1,279,464	1,165,359

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended March 31, 2015 $	Three Months Ended March 31, 2014 $
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	38,985	26,432
Non-cash items:
Depreciation and amortization	13,672	12,502
Unrealized gain on derivative instruments	(877)	(4,091)
Equity income	(2,582)	(2,594)
Other	562	(2,427)
Change in operating assets and liabilities	(8,009)	(23,143)
Expenditures for dry docking	(1,996)	(1,817)

Net operating cash flow	39,755	4,862

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	221,587	30,998
Repayments of long-term debt	(5,092)	(5,091)
Prepayment of long-term debt	(161,592)	(5,000)
Equity contribution from Teekay Corporation	—	1,267
Cash dividends paid	(3,452)	(2,508)
Proceeds from equity offering, net of offering costs (note 8)	13,665	—

Net financing cash flow	65,116	19,666

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(226,916)	(365)
Investment in Tanker Investments Ltd. (note 3b)	—	(25,000)
Loan repayments from equity accounted investment	—	1,150
Term loan advance recoveries	—	1,179
Investment in Teekay Tanker Operations Ltd. (note 3c)	(239)	—

Net investing cash flow	(227,155)	(23,036)

(Decrease) increase in cash and cash equivalents	(122,284)	1,492
Cash and cash equivalents, beginning of the period	162,797	25,646

Cash and cash equivalents, end of the period	40,513	27,138

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A $	Class B $	Accumulated Deficit $	Total $
Balance as at December 31, 2014	112,064	785,515	17,135	(346,927)	455,723

Net income	—	—	—	38,985	38,985
Proceeds from issuance of Class A common shares (note 8)	3,000	13,665	—	—	13,665
Value adjustment to share issuance to Teekay Corporation for purchase of Teekay Tanker Operations Ltd. (note 3c)	—	—	—	(239)	(239)
Dividends declared	—	—	—	(3,452)	(3,452)
Equity-based compensation (note 8)	158	342	—	—	342

Balance as at March 31, 2015	115,222	799,522	17,135	(311,633)	505,024

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd. and its wholly-owned subsidiaries and equity accounted investments (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2014. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08), which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is defined now as: (i) a component of a company or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on a company’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 was adopted on January 1, 2015. The impact, if any, of adopting ASU 2014-08 on the Company’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted. There was no impact during the quarter ended March 31, 2015.

In May 2014, FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require companies to recognize revenue when they transfer promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires companies to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied at the Company’s option retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In February 2015, the FASB issued Accounting Standards Update 2015-02, Amendments to the Consolidation Analysis (or ASU 2015-02), which eliminates the deferral of certain consolidation standards for companies considered to be investment companies, modifies the consolidation analysis performed on limited partnerships and modifies the impact of fee arrangements and related parties on the determination of the primary beneficiary of a variable interest entity. ASU 2015-02 is effective for interim and annual periods beginning after December 15, 2015. ASU 2015-02 may be applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting company also may apply ASU 2015-02 retrospectively. The Company is evaluating the effect of adopting this new accounting guidance.

In April 2015, the FASB issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015 and is to be applied on a retrospective basis. The Company is evaluating the effect of adopting this new accounting guidance.

3.	Investments in and Advances to Equity Accounted Investments

	As at March 31, 2015 $	As at December 31, 2014 $
High-Q Joint Venture	19,494	18,948
Tanker Investments Ltd.	38,684	36,915
Teekay Tanker Operations Ltd.	17,801	17,534

Total	75,979	73,397

a.

The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one Very Large Crude Carrier (or VLCC), which is trading on a fixed time charter-out contract expiring in 2018. Under this contract, the vessel earns a fixed daily rate and an additional amount if the daily rate of any sub-charter earned exceeds a certain threshold.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In March 2012, the joint venture entered into a $68.6 million loan with a financial institution. As at March 31, 2015, the loan had an outstanding balance of $58.5 million (December 31, 2014 – $60.0 million). The loan is secured by a first-priority mortgage on the VLCC owned by the joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The joint venture has an interest rate swap agreement with a notional amount of $58.5 million that expires in June 2018, 50% of which is guaranteed by the Company. The interest rate swap exchanges a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

b.

In January 2014, the Company and Teekay Corporation (or Teekay) formed Tanker Investment Ltd. (or TIL), which seeks to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery of the tanker market. In January 2014, the Company purchased 2.5 million shares of common stock for $25.0 million and received a stock purchase warrant entitling it to purchase up to 750,000 additional shares of common stock of TIL (see note 5). The stock purchase warrant is a derivative asset which had a value of $4.6 million as at March 31, 2015. The Company also received one preferred share which entitles the Company to elect one board member of TIL. The preferred share does not give the Company a right to any dividends or distributions of TIL. The Company accounts for its investment in TIL using the equity method. As of March 31, 2015, the Company’s ownership interest in TIL was 9.29%.

c.

In August 2014, the Company purchased from Teekay a 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns conventional tanker commercial management and technical management operations, including direct ownership in three commercially managed tanker pools, for an aggregate price of approximately $23.7 million.

As consideration for this acquisition, the Company issued to Teekay 4.2 million of its Class B common shares with an approximate value of $17.0 million on the acquisition closing date. In addition, the Company reimbursed Teekay for $6.7 million, of which $0.2 million was realized in the quarter ended March 31, 2015, of working capital it assumed from Teekay in connection with the purchase. The book value of the assets acquired, including working capital, was $16.9 million on the date of acquisition. The excess of the purchase price over the Company’s proportionate interest in the book value of the net assets acquired, which amounted to $6.8 million, is accounted for as an equity distribution to Teekay. The Company accounts for its ownership interest in TTOL using the equity method.

4.	Long-Term Debt

	As at March 31, 2015 $	As at December 31, 2014 $
Revolving Credit Facilities due through 2018	442,000	508,593
Term Loans due through 2021	269,916	147,470

	711,916	656,063
Less current portion	(147,004)	(41,959)

Total	564,912	614,104

As at March 31, 2015, the Company had two revolving credit facilities (or the Revolvers), which, as at such date, provided for aggregate borrowings of up to $602.2 million, of which $160.2 million was undrawn (December 31, 2014 – $634.8 million, of which $126.2 million was undrawn). Interest payments are based on LIBOR plus margins, which, at March 31, 2015, ranged between 0.45% and 0.60% (December 31, 2014: 0.45% and 0.60%). The total amount available under the Revolvers reduces by $88.2 million (remainder of 2015), $89.1 million (2016), $395.9 million (2017), $29.0 million (2018). As at March 31, 2015, the Revolvers were collateralized by 19 of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. As at March 31, 2015, this ratio was 146%. The vessel value used in this ratio is an appraised value prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt. One of the Revolvers is guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at March 31, 2015, the Company and Teekay were in compliance with all their covenants in respect of the Revolvers.

As at March 31, 2015, the Company had four term loans outstanding, which totaled $269.9 million (December 31, 2014 – $147.5 million). Interest payments on the term loans are based on a combination of fixed and variable rates where fixed rates range from 4.06% to 4.90% and variable rates are based on LIBOR plus a margin. At March 31, 2015, the margins ranged from 0.30% to 2.50% (December 31, 2014 – 0.30% to 1.0%). The term loan repayments are made in quarterly or semi-annual payments and three of the term loans have balloon or bullet repayments due at maturity in 2016, 2019 and 2021. The term loans are collateralized by first-priority mortgages on 11 of the Company’s vessels, together with certain other related security. Three of the term loans require that certain specified subsidiaries of the Company maintain minimum hull coverage ratios of 120%, 130% and 135%, respectively, of the total outstanding balance for the facility period. As at March 31, 2015, the loan-to-value ratios ranged from 182% to 765%. The vessel values used in these ratios are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratios. The term loans are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at March 31, 2015, the Company and Teekay were in compliance with all their covenants in respect of these term loans.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company and certain other subsidiaries of Teekay are borrowers under one term loan arrangement and one revolving credit facility. Under these arrangements, each of the borrowers is obligated on a joint and several basis. For accounting purposes, obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Company agreed to pay, on the basis of its arrangement with its co-obligor, and any additional amount the Company expects to pay on behalf of its co-obligor. As of March 31, 2015, the term loan arrangement had an outstanding balance of $186.6 million, of which $91.0 million was the Company’s share. As of March 31, 2015, the revolving credit facility had an outstanding balance of $87.9 million, of which $35.0 million was the Company’s share. The Company does not expect to pay any amount on behalf of its co-obligors. Teekay has agreed to indemnify the Company in respect of any losses and expenses arising from any breach by co-obligors of the terms and conditions of the term loan or revolving credit facility.

The weighted-average effective interest rate on the Company’s long-term debt as at March 31, 2015 was 1.4% (December 31, 2014 – 1.1%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see note 5).

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to March 31, 2015 are $24.3 million (remaining 2015), $155.2 million (2016), $415.3 million (2017), $53.1 million (2018) and $23.2 million (2019) and $40.8 million (thereafter).

5.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

Realized and unrealized gains or losses relating to the Company’s interest rate swaps have been reported in realized and unrealized (loss) gain on non-designated derivative instruments in the consolidated statements of income. During the three months ended March 31, 2015, the Company recognized a realized loss of $2.4 million and unrealized gain of a $0.9 million relating to its interest rate swaps. During the three months ended March 31, 2014, the Company recognized a realized loss of $2.5 million and an unrealized gain of $1.7 million relating to its interest rate swaps.

The following summarizes the Company’s interest rate swap positions as at March 31, 2015:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	USD LIBOR 6M	200,000	(5,744)	1.5	2.61
U.S. Dollar-denominated interest rate swap	USD LIBOR 3M	100,000	(11,562)	2.5	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of March 31, 2015, ranged from 0.30% to 2.50%.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

The Company has a stock purchase warrant entitling it to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, the Company may also exercise the stock purchase warrant at 61.67 Norwegian Kroner (or NOK) per share. The stock purchase warrant expires on January 23, 2019. For purposes of vesting, the stock purchase warrant is divided into four equally sized tranches. If the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, each tranche will vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days, subject to certain trading value requirements. As at March 31, 2015, the fair value of the stock purchase warrant was $4.6 million, which is reflected as a derivative asset on the Company’s consolidated balance sheet. The stock purchase warrant had an initial value of $3.4 million on issuance in January 2014 and such amount is reflected in the other income (expenses) in the Company’s 2014 consolidated statements of income. During the three months ended March 31, 2015, the Company recognized an unrealized loss of $40 thousand relating to the changes in the value of the warrant. Unrealized gains and losses are reflected in realized and unrealized (loss) gain on derivative instruments in the Company’s consolidated statements of income.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

6.	Other Long-Term Liabilities

The Company recognizes freight tax expense in other income in its consolidated statements of income. The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

The following is a roll-forward of the Company’s freight tax expense which is recorded in its consolidated balance sheet in other long-term liabilities:

	As at March 31, 2015 $	As at March 31, 2014 $
Balance at the beginning of the period	4,852	5,351
Freight tax expense	10	54

Balance at the end of the period	4,862	5,405

7.	Financial Instruments

a.	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 to the Company’s audited consolidated financial statements filed with its Annual Report on the Form 20-F for the year ended December 31, 2014.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

		March 31, 2015		December 31, 2014
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash and cash equivalents	Level 1	40,513	40,513	162,797	162,797
Derivative instruments
Interest rate swap agreements	Level 2	(17,306)	(17,306)	(18,225)	(18,225)
Stock purchase warrant	Level 3	4,617	4,617	4,657	4,657

Other:
Loan to joint venture	Note (1)	14,980	Note (1)	14,980	Note (1)
Long-term debt, including current portion	Level 2	(711,916)	(678,378)	(656,063)	(617,761)

(1)

The Company’s loan to the High-Q joint venture and the Company’s equity investment in the joint venture are included in the carrying value of the Company’s interest in equity accounted investments in these consolidated financial statements. The fair value of the individual components of such aggregate interest as at March 31, 2015 and December 31, 2014 was not determinable.

Changes in fair value during the three months ended March 31, 2015 and 2014 for the Company’s derivative instrument, the TIL stock purchase warrant, which is described below and is measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended
	March 31, 2015 $	March 31, 2014 $
Fair value at the beginning of the period	4,657	—
Fair value on issuance	—	3,420
Unrealized (loss) gain included in earnings	(40)	2,437

Fair value at the end of the period	4,617	5,857

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

During January 2014, the Company received a stock purchase warrant entitling it to purchase up to 750,000 shares of the common stock of TIL (see note 5). The estimated fair value of the stock purchase warrant was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free interest rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of the stock purchase warrant as of March 31, 2015 is based on the historical volatility of comparable companies of 61.58%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

b.	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	March 31, 2015 $	December 31, 2014 $
Advances to equity accounted investments	Other internal metrics	Performing	14,980	14,980

			14,980	14,980

8.	Capital Stock and Stock-Based Compensation

The authorized capital stock of the Company at March 31, 2015 and December 31, 2014 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of March 31, 2015, the Company had 98.5 million shares of Class A common stock (December 31, 2014 – 95.3 million), 16.7 million shares of Class B common stock (December 31, 2014 – 16.7 million) and no shares of preferred stock (December 31, 2014 – nil) issued and outstanding.

In January 2015, the Company issued 3 million shares of its Class A common stock for net proceeds of $13.7 million upon the exercise by the underwriters of their options to purchase additional shares in connection with the Company’s December 2014 public offering. In March 2015, a total of 38,961 shares of Class A common stock, with an aggregate value of $0.2 million, were granted to the Company’s non-management directors as part of their annual compensation for 2015. These Class A common stock were issued from the 4,000,000 shares of Class A common stock reserved under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan and distributed to the directors.

The Company also grants stock options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain non-management directors of the Company and to certain employees of Teekay subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income.

During March 2015, the Company granted 58,434 stock options with an exercise price of $5.39 per share to an officer of the Company. Each stock option granted in March 2015 has a ten-year term and vests equally over three years from the grant date.

The weighted-average grant-date fair value of the stock options granted was $1.97 per option, estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 49.0%; expected life of five years; dividend yield of 2.09%; and risk-free interest rate of 1.38%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.

During March 2015, the Company also granted 187,746 restricted stock units to the officers of the Company and certain employees of Teekay subsidiaries that provide services to the Company with an aggregate fair value of $1.0 million. Each restricted stock unit is equal to one share of the Company’s common shares plus reinvested distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of the recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common shares.

During the three months ended March 31, 2015, the Company recorded $0.7 million of expenses related to the restricted stock units and stock options. During the three months ended March 31, 2015, a total of 203,100 restricted stock units with a market value of $1.2 million vested and that amount was paid to the grantees by issuing 119,311 shares of Class A common stock, net of withholding taxes.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

9.	Related Party Transactions

a.

Teekay and its wholly-owned subsidiary Teekay Tankers Management Services Ltd., which is the Company’s manager (or the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed in whole or in part by subsidiaries of Teekay (collectively the Pool Managers). For additional information about these arrangements, please read “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2014. Amounts received and paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended
	March 31, 2015 $	March 31, 2014 $
Time-charter revenues (i)	—	3,631
Pool management fees and commissions (ii)	(2,392)	(1,012)
Commercial management fees (iii)	(203)	(253)
Vessel operating expenses - technical management fee (iv)	(1,500)	(1,398)
Strategic and administrative service fees	(1,942)	(2,169)

(i)	The Company chartered-out the Pinnacle Spirit and the Summit Spirit to Teekay under fixed-rate time-charter contracts, which expired in November and December of 2014, respectively.
(ii)	The Company’s share of the Pool Managers’ fees that are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of income.
(iii)

The Manager’s commercial management fees for vessels on time-charter out contracts and spot-traded vessels not included in the pool, which are reflected in voyage expenses on the Company’s consolidated statements of income.

(iv)	The cost of ship management services provided by the Manager has been presented as vessel operating expenses.

b.

The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. The amounts owing from the Pool Managers for monthly distributions are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. The Company had also advanced $38.0 million and $36.2 million as at March 31, 2015 and December 31, 2014, respectively, to the Pool Managers for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest and are repayable when applicable vessels leave the pools.

c.

On August 1, 2014, the Company purchased from Teekay a 50% interest in TTOL, which owns conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, for an aggregate price of approximately $23.7 million, including $6.7 million in net working capital (see note 3c).

10.	Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. The components of basic and diluted earnings per share are as follows:

	Three Months Ended
	March 31, 2015 $	March 31, 2014 $
Net income	38,985	26,432

Weighted average number of common shares - basic	115,044,039	83,617,408

Dilutive effect of stock-based awards	588,996	355,764
Weighted average number of common shares - diluted	115,633,035	83,973,172

Earnings per common share:
- Basic	0.34	0.32
- Diluted	0.34	0.31

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

11.	Shipbuilding Contracts

On April 8, 2013, the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of the Company’s first shipyard installment was contingent on the Company receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. In October and November 2013, the Company exercised its options to order eight additional newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013. STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and informed the Company that there was no prospect of the refund guarantees being provided under any of the firm or option agreements. Therefore, STX is in breach of the option agreements. In December 2013, the Company terminated the newbuilding agreements and in February 2014, the Company terminated the option agreements. In February 2014, the Company commenced a legal action against STX for damages. In November 2014, the Company placed $0.6 million in an escrow account as cash security pending the resolution of this matter. These funds are classified as cash and cash equivalents in the Company’s consolidated balance sheet as of March 31, 2015 and December 31, 2014.

12.	Restructuring Charges

During the three months ended March 31, 2015, the Company incurred $5.3 million of restructuring costs which related to the termination of the employment of certain seafarers upon the expiration of a time-charter out contract. This charge is 100% recoverable from the customer and is reflected in other revenues on the Consolidated Statements of Income.

At March 31, 2015, $1.5 million of restructuring liabilities were owed to seafarers and are recorded in accrued liabilities on the consolidated balance sheet and $1.5 million of receivables are recoverable from the customer and are recorded in accounts receivable on the consolidated balance sheet.

TEEKAY TANKERS LTD.

MARCH 31, 2015

PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in Item 1 – Financial Statements of this Report on Form 6-K and with our audited consolidated financial statements contained in Item 18 – Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 5 – Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2014.

General

Our business is to own crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As of March 31, 2015, a total of seven of our vessels operated under fixed-rate time-charter out contracts, one of our vessels and one in-chartered vessel operated in the spot market, one in-chartered vessel has been offhire since early January 2015 and 24 of our vessels and eight in-chartered vessels operated in the spot market in pooling arrangements, a majority of which are managed in whole or in part by subsidiaries of Teekay Corporation (or Teekay). As at March 31, 2015, our fleet was comprised of the following vessels:

	Owned Vessels (1)	Chartered- in Vessels (2)	Total
Fixed-rate:
Aframax Tankers	7	—	7
VLCC Tankers(3)	1	—	1

Total Fixed-Rate Fleet(4)	8	—	8
Spot-rate:
Suezmax Tankers	10	—	10
Aframax Tankers(5)	5	8	13
LR2 Product Tankers(6)	7	2	9
MR Product Tankers(7)	3	—	3
Total Spot Fleet(8)	25	10	35

Total Teekay Tankers Fleet	33	10	43

1.	Vessels owned by Tanker Investments Ltd. (or TIL), in which we have a minority equity interest are excluded from the fleet list.
2.

In addition to the in-chartered vessels included in the table, in January and February 2015, we entered into agreements to in-charter one additional Aframax tanker which was delivered in April 2015 and one additional LR2 product tanker which is expected to deliver before the end of June 2015.

3.	Very Large Crude Carrier (or VLCC) owned through a 50/50 joint venture.
4.

Three time-charter out contracts are scheduled to expire in 2015 and four in 2016, including one Aframax tanker currently in dry dock and is expected to start its out-charter agreement, which is scheduled to expire in 2016.

5.

Eight Aframax tankers are currently time-chartered in for periods from 12 to 33 months, four of these periods end during 2015, three in 2016 and one in 2017; some of these contracts include options to extend at escalating rates. One of the in-chartered tankers has been off-hire since early January 2015.

6.	Long Range 2 (or LR2) product tankers. Two LR2 tankers are currently time-chartered in for a period of 12 months ending in 2015; all of these contracts have options to extend at escalating rates.
7.	Medium Range (or MR) product tankers.
8.

As at March 31, 2015, the five vessel class pooling arrangements in which we participate were comprised of a total of 25 Suezmax tankers, 37 Aframax tankers, 16 LR2 tankers and 42 MR tankers, respectively, including vessels owned by other pool members.

Significant Developments in 2015

Additional Time Chartered-in Vessels

During the three months ended March 31, 2015, we entered into new in-charter contracts for one Aframax tanker and one LR2 product tanker. The Aframax tanker was delivered in April 2015 and the LR2 tanker is expected to deliver to us before the end of June 2015. These contracts will bring our total number of time chartered-in vessels to 12 and will increase our exposure to the spot market.

Time Charter-Out Vessel

In April 2015, Teekay Tankers entered into a time charter-out contract for one Aframax vessel. The new time charter-out contract has a daily rate of $24,000 and a firm contract period of 12 months.

New Fleet Deliveries

During the three months ended March 31, 2015, we acquired four modern LR2 product tankers and one Aframax tanker for an aggregate price of $230.3 million. Three of the vessels were delivered in February while the remaining two vessels were delivered in March. All four LR2 product tankers are trading in the Taurus LR2 pool and the Aframax tanker is on voyage charter until vetting inspections are completed for joining the Aframax RSA.

New Loan Facility

In January 2015, we secured a new loan facility of $126.6 million which matures on January 29, 2016. The loan facility is secured by the four LR2 product tankers and one Aframax tanker which we acquired during the quarter ended March 31, 2015 and has a variable interest rate of LIBOR plus a margin of 2.50% to 2.80%. Repayments are to be made in four equal quarterly installments of $3.0 million with a balloon repayment due at maturity.

Potential Fleet Acquisition Status

In December 2014, we announced that we were in preliminary discussions for an acquisition of a company that would more than double the number of vessels comprising our fleet. Discussions regarding that potential transaction have ceased and we are no longer pursuing that opportunity.

Results of Operations

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2014.

In accordance with GAAP, we report gross revenues in our consolidated statements of income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

Three Months Ended March 31, 2015 versus Three Months Ended March 31, 2014

The following table presents our operating results for the three months ended March 31, 2015 and 2014, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended
(in thousands of U.S. dollars)	March 31, 2015	March 31, 2014
Revenues	103,878	52,641
Interest income from investment in term loans	—	9,118
Less: Voyage expenses	(3,834)	(1,439)

Net revenues	100,044	60,320

Vessel operating expenses	(22,441)	(22,794)
Time-charter hire expense	(15,003)	(1,052)
Depreciation and amortization	(13,672)	(12,502)
General and administrative	(3,300)	(3,192)
Restructuring charge	(5,324)	—

Income from operations	40,304	20,780

Interest expense	(2,365)	(2,347)
Interest income	31	138
Realized and unrealized (loss) gain on derivative instruments	(1,587)	1,644
Equity income	2,582	2,594
Other income	20	3,623

Net income	38,985	26,432

Tanker Market

The positive momentum in crude tanker spot rates during the fourth quarter of 2014 continued into the first quarter of 2015, with rates reaching the highest average first quarter levels since 2008. The strength in crude tanker spot rates was primarily a result of continued low global oil prices, high crude oil supply and winter weather delays. Low global oil prices and high crude oil supply have positively impacted tanker rates in a number of ways, including the following:

•	Lower oil prices are driving onshore strategic and commercial stockpiling, particularly in China where the government continues to fill the second stage of its Strategic Petroleum Reserves;

•	Refinery throughput has remained high as refiners take advantage of strong refining margins; and

•	Reduced bunker fuel prices have been positive for tanker earnings due to lower voyage operating costs.

Crude tanker rates have been counter-seasonally strong in the first half of the second quarter of 2015 due to increased oil demand which has resulted from ongoing low oil prices, record-high Saudi Arabian oil production, and a relatively light refinery maintenance schedule as refiners defer scheduled maintenance to take advantage of strong refining margins.

LR2 product tanker rates in the first quarter of 2015 averaged the highest for a first quarter since 2006. LR2 product tanker rates have been supported by the ramp up of new refineries in the Middle East, which has encouraged long-haul product exports, while Asian naphtha imports remain historically strong. Low oil prices continue to put downward pressure on naphtha prices in relation to liquefied petroleum gas (or LPG), which has led some petrochemical plants to consume naphtha rather than LPG for feedstock purposes.

The global tanker fleet grew by 3.3 million deadweight tonnes (or mdwt), or 0.7%, in the first quarter of 2015. The global Suezmax fleet grew by four vessels, or 0.8%, while the uncoated Aframax fleet grew by only one vessel, or 0.2%, and the LR2 fleet grew by 0.8 mdwt, or 2.8%. Looking ahead, the global tanker fleet is forecast to grow 1.5 to 2.5% in 2015, with growth again weighted towards the product tanker sectors. Another year of negative fleet growth is expected for the Suezmax and uncoated Aframax sectors in 2015.

In April 2015, the International Monetary Fund (or IMF) held its outlook for 2015 global economic growth at 3.5%, consistent with its January 2015 forecast. This marks a modest improvement from global economic growth of 3.4% in 2014. Based on an average of forecasts from the International Energy Agency, the Energy Information Administration, and OPEC, global oil demand is forecast to grow by 1.1 million barrels day (or mb/d) in 2015, which is 0.3 mb/d higher than demand growth in 2014.

The outlook for crude tanker fleet utilization and spot tanker rates is expected to remain positive in 2015 based on a shrinking mid-size crude tanker fleet and a continued increase in long-haul tanker demand as more crude oil moves from the Atlantic to Pacific basin. The impact of low prices is also expected to provide support for tanker demand in the first half of 2015.

Fleet and TCE Rates

As at March 31, 2015, we owned 32 double-hulled conventional oil and product tankers, time-chartered in eight Aframax and two LR2 vessels from third parties, and owned a 50% interest in one VLCC.

	Three Months Ended March 31, 2015			Three Months Ended March 31, 2014
	Net Revenues (1) (2)	Revenue Days	Average TCE per Revenue Day	Net Revenues (3) (4)	Revenue Days	Average TCE per Revenue Day
	(in thousands)			(in thousands)

Voyage-charter contracts - Suezmax	$35,227	893	$39,433	$19,227	685	$28,079
Voyage-charter contracts - Aframax	$31,573	1,060	$29,794	$6,015	266	$22,591
Voyage-charter contracts - LR2	$17,183	690	$24,899	$3,754	270	$13,905
Voyage-charter contracts - MR	$3,752	200	$18,751	$2,413	180	$13,403
Voyage-charter contracts - VLCC	—	—	—	$468	20	$23,378
Time-charter out contracts - Suezmax	—	—	—	$3,656	180	$20,308
Time-charter out contracts - Aframax	$8,254	469	$17,614	$14,287	812	$17,586
Time-charter out contracts - MR	$1,970	50	$39,036	$3,066	90	$34,069

Total	$97,959	3,362	$29,134	$52,886	2,503	$21,125

(1)	Excludes a total of $2.7 million in pool management fees and commissions payable for commercial management for our vessels and $0.5 million in off-hire bunker and other expenses.
(2)	Excludes $5.3 million of crew redundancy costs recovered from one of our customers for the three-month period ended March 31, 2015.
(3)	Excludes interest income from investment in term loans of $9.1 million for the three-month period ended March 31, 2014.
(4)	Excludes a total of $1.5 million in pool management fees and commissions payable for commercial management for our vessels and $0.2 million in off-hire bunker and other expenses.

Net Revenues. Net revenues were $100.0 million for the three months ended March 31, 2015 compared to $60.3 million for the same period in the prior year. The increase was primarily due to:

•

a net increase of $26.2 million for the three months ended March 31, 2015 primarily due to the addition of one Aframax tanker and four LR2 product tankers that we acquired during 2015 and the addition of seven Aframax tankers and two LR2 product tankers that we in-chartered during late 2014, partially offset by the addition of two VLCCs in March 2014 that were subsequently sold to TIL in May 2014;

•	an increase of $7.8 million for the three months ended March 31, 2015 due to higher average realized rates earned by our Suezmax tankers compared to the same period of the prior year;

•	a net increase of $6.4 million for the three months ended March 31, 2015 due to various vessels changing employment between fixed-rate charters and spot voyage charters;

•

an increase of $5.3 million for the three months ended March 31, 2015 due to redundancy costs for the Australian seafarers that was recoverable from the customer upon expiration of a time-charter out contract of a MR product tanker;

•	an increase of $3.0 million for the three months ended March 31, 2015 due to higher average realized rates earned by our LR2 product tankers compared to the same period of the prior year;

•	an increase of $1.9 million for the three months ended March 31, 2015 due to higher average realized rates earned by our Aframax tankers compared to the same period of the prior year; and

•	an increase of $1.0 million for the three months ended March 31, 2015 due to higher average realized rates earned by our MR product tankers compared to the same period of the prior year;

partially offset by

•	a decrease of $9.1 million due to the interest income we recognized on our investments in term loans during the three months ended March 31, 2014;

•

a decrease of $1.6 million for the three months ended March 31, 2015 due to more off-hire days in the first three months of 2015 resulting from an incident of an Aframax tanker that occurred during late 2014; and

•	a decrease of $1.2 million for the three months ended March 31, 2015 due to higher pool management fees and commissions compared to the same period of the prior year.

Vessel Operating Expenses. Vessel operating expenses were $22.4 million for the three months ended March 31, 2015 compared to $22.8 million for the same period in the prior year. The change in vessel operating expenses was primarily due to:

•	a decrease of $1.3 million for the three months ended March 31, 2015 due to a heating coil repair on a Suezmax tanker during the first quarter of 2014; and

•	a decrease of $1.0 million for the three months ended March 31, 2015 due to lower crew costs resulting from a change of crew on an MR product tanker during the first quarter of 2015;

partially offset by

•	an increase of $1.7 million for the three months ended March 31, 2015 due to the addition of one Aframax tanker and four LR2 product tankers that we acquired during the first quarter of 2015; and

•	an increase of $0.3 million for the three months ended March 31, 2015 due to higher crew training costs incurred during the first quarter of 2015.

Time-charter Hire Expense. Time-charter hire expense increased to $15.0 million for the three months ended March 31, 2015, compared to $1.1 million for the same period in the prior year, primarily due to the addition of seven Aframax tankers and two LR2 product tankers that we in-chartered during late 2014.

Depreciation and Amortization. Depreciation and amortization expense was $13.7 million for the three months ended March 31, 2015 compared to $12.5 million for the same period in the prior year. The increase primarily relates to the addition of one Aframax tanker and four LR2 product tankers that we acquired during the first quarter of 2015.

General and Administrative Expenses. General and administrative expenses were $3.3 million for the three months ended March 31, 2015 compared to $3.2 million for the same period in the prior year. The changes primarily are the result of:

•

an increase of $0.3 million for the three months ended March 31, 2015 as a result of higher corporate expenses incurred during 2015 primarily as a result of an increase in legal expenses related to the STX arbitration (please read Item 1 – Financial Statements: Note 11 – Shipbuilding Contracts);

partially offset by

•	a decrease of $0.2 million for the three months ended March 31, 2015 due to lower administrative and strategic management fees incurred during the first quarter of 2015.

Realized and Unrealized Gains and Losses on Derivative Instruments. Realized and unrealized losses on interest rate swaps were $1.5 million for the three months ended March 31, 2015 compared to realized and unrealized losses of $0.8 million for the same period in the prior year. As at March 31, 2015 and March 31, 2014, we had interest rate swap agreements with aggregate average outstanding notional amounts of $300 million and with weighted-average fixed rates of 3.6%.

The changes in the fair value of the interest rate swaps resulted in an unrealized gain of $0.9 million for the three months ended March 31, 2015 compared to an unrealized gain of $1.7 million for the same period in the prior year, and was due to increases in forward interest rates.

In addition to interest rate swaps, we have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant had a fair value of $4.6 million as at March 31, 2015 and we recognized an unrealized loss of $40 thousand in the three months ended March 31, 2015, compared to an unrealized gain of $2.4 million in the three months ended March 31, 2014. Please refer to Item 1 – Financial Statements: Note 5 – Derivative Instruments.

Equity Income.

	Three Months Ended
	March 31, 2015 $	March 31, 2014 $
High-Q Joint Venture	545	553
Tanker Investments Ltd.	1,770	(13)
Dilution gain in respect of the Initial Public Offering of Tanker Investments Ltd.	—	2,054
Teekay Tanker Operations Ltd.	267	—

Total equity income	2,582	2,594

Equity income was $2.6 million for each of the three months ended March 31, 2015 and 2014. The similar result was primarily due to a $2.1 million dilution gain recorded in 2014 as a result of our reduced ownership in TIL from TIL’s share issuance completed as part of its initial public offering in March 2014, which was offset by higher equity earnings from TIL and a full quarter’s operations of Teekay Tanker Operations Ltd. (or TTOL). Please refer to Item 1 – Financial Statements: Note 3 – Investments in and Advances to Equity Accounted Investments.

The High-Q joint venture has an interest rate swap agreement which exchanges a receipt of floating interest for a payment of fixed interest to reduce the joint venture’s exposure to interest rate variability on its outstanding floating rate debt. Our proportionate share of realized and unrealized gains or losses relating to this instrument has been included in the equity income from the High-Q joint venture. During the three months ended March 31, 2015, our proportionate share of unrealized losses was $0.2 million compared to $nil for the same period in the prior year, and our proportionate share of realized losses was $0.1 million compared to $0.1 million for the same period in the prior year.

Other Income. Other income was $20 thousand for the three months ended March 31, 2015 compared to other income of $3.6 million for the same period in the prior year. The decrease primarily relates to income of $3.4 million recognized upon receipt of the TIL stock purchase warrant in the three months ended March 31, 2014, which we received in exchange for our involvement in the formation of TIL.

Net Income. As a result of the foregoing factors, we generated net income of $39.0 million for the three months ended March 31, 2015 compared to net income of $26.4 million for the same period in the prior year.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions. As at March 31, 2015, our total consolidated cash and cash equivalents was $40.5 million, compared to $162.8 million at December 31, 2014. Our cash balance as at March 31, 2015 decreased as a result of our acquisition of five vessels for a total purchase price of $230.3 million, which was offset by the proceeds from our new loan facility in the amount of $126.6 million and additional net proceeds of $13.7 million from the issuance of shares of our Class A common stock upon the exercise by the underwriters of their option to purchase additional shares in connection with our December 2014 public offering.

Our total consolidated liquidity, including cash and undrawn credit facilities, was $200.7 million as at March 31, 2015, compared to $289.0 million as at December 31, 2014. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Through December 31, 2012, we distributed the majority of our cash flow to shareholders through a full payout dividend policy, subject to certain reserves determined by our Board of Directors. Our Board of Directors modified our dividend policy, and commencing in the first quarter of 2013, we have paid a fixed quarterly dividend of $0.03 per share on our common shares, which is reviewed from time to time by our Board of Directors.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay or third parties.

Our primary revolving credit facility is repayable in full in November 2017. As of March 31, 2015, the facility had an outstanding balance of $407.0 million. Immediately preceding its maturity in November 2017, the maximum amount available under the facility will be $349.4 million. Our ability to refinance any amounts outstanding under this facility on maturity in November 2017 will likely depend on the strength of the tanker market. If the tanker market weakens materially, we may need to raise additional liquidity through the issuance of common shares, preferred shares or bonds, or a combination thereof. Alternatively, we may seek to renegotiate our primary revolving credit facility to extend repayment of the facility. This may result in an increase in the rate of interest we pay on amounts borrowed under the facility. In addition, our future liquidity requirements may impact the types of investments we make prior to the refinancing of the revolving credit facility.

Our revolving credit facilities and term loans are described in Note 4 to our consolidated financial statements included in Item 1 – Financial Statements of this Report. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at March 31, 2015, we and Teekay were in compliance with all covenants relating to our revolving credit facilities and term loans.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended
	March 31, 2015	March 31, 2014
	(in thousands)	(in thousands)
Net cash flow provided by operating activities	39,755	4,862
Net cash flow provided by financing activities	65,116	19,666
Net cash flow (used for) investing activities	(227,155)	(23,036)

Operating Cash Flows

Net cash flow provided by operating activities primarily reflects fluctuations as a result of changes in vessel utilization and realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and as a result of the reduction in global oil demand caused by a slow-down in global economic activity.

Net cash flow provided by operating activities increased by $34.9 million for the three months ended March 31, 2015 compared to the same period in 2014. This increase was primarily due to the following:

•	a $15.1 million increase in operating cash flows due to the timing of the settlement of operating assets and liabilities; and

•

an increase of $20.0 million in operating earnings primarily as a result of an increase in average TCE rates earned by our spot-traded vessels, an increase in our fleet size due to the acquisition of four LR2 product tankers and one Aframax tanker, and nine additional in-chartered vessels;

partially offset by

•	a $0.2 million decrease in operating cash flows relating to higher dry-docking costs incurred in the three months ended March 31, 2015 compared to the same period in 2014.

Financing Cash Flows

Net cash flow provided by financing activities in the three months ended March 31, 2015 increased by $45.5 million compared to the same period in 2014 primarily as a result of the following:

•

a net increase of $34.0 million in proceeds from additional borrowings, including a new term loan facility of $126.6 million to finance the acquisition of four LR2 product tankers and one Aframax tanker, net of repayments on our term loans and revolving credit facilities; and

•

a net increase of $12.4 million in proceeds related to an additional 3 million Class A common stock issued in January 2015, which was partially offset by an equity contribution from Teekay to indemnify the costs required to repair the Kaveri Spirit during the three months ended March 31, 2014;

partially offset by

•	an increase of $0.9 million of additional cash dividends paid during the quarter due to our public offering of shares of our Class A common stock in December 2014.

Investing Cash Flows

Net cash flow used for investing activities in the three months ended March 31, 2015 increased by $204.1 million compared to the same period in 2014 primarily due to the following:

•	a net increase of $226.6 million in cash outflows related to the acquisition of four LR2 product tankers and one Aframax tanker;

•

a decrease in cash inflows of $2.3 million related to term loan advance recoveries made as a result of us taking ownership of the two VLCCs during the three months ended March 31, 2014 and loan repayments from equity accounted investments which were received in 2014; and

•	an increase in cash outflows of $0.2 million related to our investment in TTOL;

partially offset by

•	a decrease of $25.0 million in cash outflows related to our investments in TIL in January 2014.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2015:

(in millions of U.S. dollars)	Total	Remainder of 2015	2016 and 2017	2018 and 2019	Beyond 2020
Long-term debt (1)	711.9	24.3	570.5	76.3	40.8
Chartered-in vessels (operating leases) (2)	85.4	47.3	38.1	—	—
Total	797.3	71.6	608.6	76.3	40.8

1.

Excludes expected interest payments of $6.5 million (remaining in 2015), $9.4 million (2016 and 2017), $1.7 million (2018 and 2019) and $0.6 million (beyond 2020). Expected interest payments are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.90% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.50% at March 31, 2015. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

2.

Excludes payments required if we execute all options to extend the terms of in-chartered leases signed as of March 31, 2015. If we exercise all options to extend the terms of signed in-chartered leases, we would expect total payments of $58.2 million (remaining in 2015), $71.5 million (2016 and 2017) and $8.4 million (2018).

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2014. There have been no significant changes to these estimates and assumptions in the three months ended March 31, 2015.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2015 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	The timing and certainty of our future growth prospects and opportunities, including future vessel acquisitions;

•	our financial position and ability to take advantage of growth opportunities in the global conventional tanker market;

•

the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet, estimated growth in global oil demand and crude oil tanker demand, changes in long-haul crude tanker movements, tanker fleet utilization and spot tanker rates and potential for floating storage;

•	the expected delivery dates for in-chartered and out-chartered tankers;

•	future oil prices, production and refinery capacity;

•

tanker market conditions and fundamentals, including the balance of supply and demand in these markets, the expected recovery in the current cyclically-low tanker market, and spot tanker charter rates and oil production;

•	tanker fleet utilization, including our ability to secure new fixed-rate time-charter out agreements;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of a tanker market recovery;

•	our ability to generate surplus cash flow and pay dividends from our existing vessel fleet or from potential vessel acquisitions;

•	the sufficiency of working capital for short-term liquidity requirements;

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans and credit facilities and our ability to refinance our credit facility due in 2017;

•	planned capital expenditures and the ability to fund capital expenditures;

•	the effect on our business of our acquisition of an ownership interest in TTOL, future growth in the number of vessels under management, and the expected future effect on our financial results;

•	the ability of TIL to benefit from the cyclical tanker market;

•	our expectations regarding payments made on behalf of our co-obligors in connection with the loan arrangements in which certain other subsidiaries of Teekay are also borrowers;

•	continued material variations in the period-to-period fair value of our derivative instruments; and

•	our hedging activities relating to foreign exchange, interest rate and spot market risks.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; greater or lower anticipated levels of vessel newbuilding orders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and our potential inability to renew or replace short- or medium- term contracts; our potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to raise financing to purchase additional vessels; changes in interest rates and the capital markets; future issuances of our common stock; failure of TIL to acquire additional growth vessels or acquire vessels at prices below long-term average vessel values; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry docking delays; failure of our Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay or third parties; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2014. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.

MARCH 31, 2015

PART I – FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates, changes in spot tanker market rates and changes in the stock price of TIL. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use foreign currency forward contracts or interest rate swaps for trading or speculative purposes.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Euro, Canadian Dollar and British Pound. As at March 31, 2015, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2015 that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder of 2015	2016	2017	2018	2019	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable rate	17.0	145.4	406.4	45.1	21.9	40.8	676.6	(642.9)	1.21%
Fixed rate	7.3	9.8	8.9	8.0	1.3	—	35.3	(35.5)	4.80%

	24.3	155.2	415.3	53.1	23.2	40.8	711.9	(678.4)

Interest Rate Swaps
U.S. Dollar-denominated interest rate swap (2)	—	200.0	—	—	—	—	200.0	(5.7)	2.61%
U.S. Dollar-denominated interest rate swap (2)	—	—	100.0	—	—	—	100.0	(11.6)	5.55%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate and fixed-rate debt. The fixed rate we pay under our interest rate swap agreements, as shown above, excludes the margins we pay on our variable-rate debt.

(2)

Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps is set quarterly at the six-month and three-month LIBOR, respectively.

Equity Price Risk

We are exposed to the changes in the stock price of TIL. We have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the counter market denominated in Norwegian Kroner (or NOK), the Company may also exercise the stock purchase warrant at 61.67 NOK per share. The stock purchase warrant vests in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.22 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrant expires on January 23, 2019.

TEEKAY TANKERS LTD.

MARCH 31, 2015

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-196915) FILED WITH THE SEC ON JUNE 20, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 22, 2015	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)